SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated February 10, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: February 12, 2014

Exhibit 99.1

China Distance Education Holdings Limited Raises Guidance For First Quarter and Full Year Fiscal 2014

Company to Report First Quarter Fiscal 2014 Financial Results After Market Close on February 19

Earnings Call Scheduled for 8:30 a.m. ET on February 20

BEIJING, China, February 10, 2014 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today raised its guidance for the first quarter and full year fiscal 2014. The Company anticipates first quarter fiscal 2014 revenue to be between $18.0 million and $18.5 million, higher than the previous guidance range of $15.8 million to $16.9 million. The Company anticipates full year fiscal 2014 revenue to be between $88.5 million and $92.7 million, a 24% to 30% increase over full year fiscal 2013.

The Company plans to release unaudited financial results for the first quarter ended December 31, 2013 after market close on Wednesday, February 19, 2014. The earnings release will be available on the investor relations page of its website at http://ir.cdeledu.com. Management will hold a conference call at 8:30 a.m. Eastern Time the following morning on Thursday, February 20, 2014 (9:30 p.m. Beijing Time on February 20, 2014) to discuss financial results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free: 1-855-298-3404

International: 1-631-5142-526

China: 400-120-0539

Hong Kong: 800-905-927

United Kingdom: 44-(0)20-3078-7622

Passcode: CDEL or DL

A telephone replay will be available shortly after the call until February 27, 2014 by dialing:

US Toll Free: 1-866-846-0868

International: 61-2-9641-7900

China: 400-184-2240

Hong Kong: 800-966-697

United Kingdom: 0800-169-7301

Replay Passcode: 9553681

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, healthcare, construction engineering, and other industries. The Company also offers other professional education courses for the national judicial examination, English proficiency test for professionals, computer application skills, and other occupational certifications or skills, online test-preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter of the fiscal year 2014 and the fiscal year 2014 contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations: Bill Zima ICR Inc. Tel: +1 646-328-2550

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